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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcastle Distributors, LLC

OFFICIAL USE ONLY

FIRM ID. NO. ______

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Woodhaven Drive
(No. and Street)

Avon (City) CT (State) 06001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Atkins (860) 673-2972
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

99
3/1/13

Affirmation

I, Paul A. Atkins, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Newcastle Distributors, LLC (the Company) for the years ended December 31, 2012 and 2011 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23/13

Signature Date

Paul A. Atkins
Principal

Notary Public

BRITTANY LASCKO
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2015

Newcastle Distributors, LLC
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2012 and 2011

Table of Contents

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Member of Newcastle Distributors, LLC:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Newcastle Distributors, LLC (the Company) as of December 31, 2012 and 2011 and the related statements of operations and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting standards generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Newcastle Distributors, LLC, as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 23, 2013

Newcastle Distributors, LLC
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Cash	$ 499	$ 571
Certificates of deposit	24,703	24,606
Accounts receivable	3,000	3,000
Prepaid expenses	2,593	2,688
Total assets	$ 30,795	$ 30,865
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses	$ 2,757	$ 4,517
Total liabilities	2,757	4,517
Member's equity	28,038	26,348
Total liabilities and member's equity	$ 30,795	$ 30,865

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statements of Operations and Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions and service fees	**$ 18,000**	$ 18,000
Expenses:		
Professional fees	**17,185**	20,232
Commissions expense	**16,200**	16,200
Registration fees	**4,782**	3,758
Advertising and marketing	**1,070**	1,070
Other expenses	**770**	343
Total expenses	**40,007**	41,603
Loss from operations	**(22,007)**	(23,603)
Other income:		
Interest income	**97**	123
Net loss	**(21,910)**	(23,480)
Member's equity, beginning of year	**26,348**	26,828
Capital contributions	**23,600**	23,000
Member's equity, end of year	**$ 28,038**	$ 26,348

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (21,910)	$ (23,480)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	-	(1,500)
Prepaid expenses	95	(483)
Accrued expenses	(1,760)	2,077
Net cash used in operating activities	(23,575)	(23,386)
Cash flows from investing activities:		
Maturities of certificates of deposit	24,606	24,483
Purchases of certificates of deposit	(24,703)	(24,606)
Net cash used in investing activities	(97)	(123)
Cash flows from financing activities:		
Capital contribution from Member	23,600	23,000
Net cash provided by financing activities	23,600	23,000
Net change in cash and cash equivalents	(72)	(509)
Cash, beginning of year	571	1,080
Cash, end of year	$ 499	$ 571

The accompanying notes are an integral part of these financial statements.

Note 1 - General

Organization - Newcastle Distributors, LLC (the Company) was formed in December 2005 as a limited liability company under the laws of the State of Connecticut. As such, the owner (the Member) is not liable for the debts of the Company. The Company is a registered broker-dealer located in Avon, Connecticut.

Description of Business - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for, or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash - In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. The FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. It is the Company's policy to monitor the financial strength of the banks that hold its deposits on an ongoing basis.

Certificates of Deposit - The Company holds two certificates of deposit with original maturities of six and twelve months, individually. The certificates of deposit are subject to early withdrawal penalties.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Member's respective equitable shares in the net income of the Company are reportable on the individual's tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

FASB ASC 740, *"Income Taxes"*, establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Company's prior three tax years are open and subject to examination by the Internal Revenue Service.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent Events - Subsequent events have been evaluated through February 23, 2013, the date through which the financial statements were available for issuance. Management believes there are no subsequent events having a material impact on the financial statements.

Note 3 - Trading Activities

The Company is not engaged in trading activities and only provides securities brokerage and investment advisory services to third-party clients.

The Company can be exposed to market risk on certain investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the financial markets.

The Company also can be exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

As of December 31, 2012 and 2011, the Company does not believe it has any exposure to credit risk or market risk. The Company held no investments as of December 31, 2012 and 2011, other than cash and certificates of deposit.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Act (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2012 and 2011, the Company had qualified net capital of $25,437 and $23,650, respectively, with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .11 to 1 and .19 to 1 for December 31, 2012 and 2011, respectively.

Note 5 - Concentrations of Credit Risk

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to which it grants credit and does not see this risk of loss as significant.

Newcastle Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012 and 2011

	2012	2011
Net Capital:		
Member's equity	$ **28,038**	$ 26,348
Non-allowable assets:		
Prepaid expenses	**2,593**	2,688
Haircuts on certificates of deposit	**8**	10
Total net capital	**25,437**	23,650
Less: net capital requirement [6.67% of aggregate indebtedness or $5,000]	**5,000**	5,000
Net capital in excess of requirements	$ **20,437**	$ 18,650
Aggregate Indebtedness:		
Total liabilities	$ **2,757**	$ 4,517
Aggregate indebtedness	$ **2,757**	$ 4,517
Ratio of aggregate indebtedness to net capital	**.11 to 1**	.19 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2012 and 2011.

Refer to the Independent Auditors' Report

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of Newcastle Distributors, LLC:

In planning and performing our audit of the financial statements of Newcastle Distributors, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, CT
February 23, 2013

SLB

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants

Newcastle Distributors, LLC
(SEC File No. 8-67277)

Independent Auditors' Report, Financial Statements and Supplemental Information

As of and for the Years Ended December 31, 2012 and 2011

Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Newcastle Distributors, LLC
(SEC File No. 8-67277)

This report contains: (check all applicable boxes)

☑ (a) Facing page.

☑ (b) Statements of Financial Condition.

☑ (c) Statements of Operations.

☑ (d) Statements of Cash Flows.

☑ (e) Statements of Changes in Member's Equity.

☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).

☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report (not applicable).

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).